UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 001-12291

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant:

The AES Corporation

Address of Principal Executive Office (Street and Number):

The AES Corporation
4300 Wilson Boulevard
Arlington, VA 22203

PART II
RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On July 27, 2005, The AES Corporation (the “Company”) announced via press release that it would file an amended 2004 Form 10-K and an amended first quarter 2005 Form 10-Q restating all periods presented.

The restatement adjustments, which were identified as a result of our review of deferred tax accounts, primarily relate to the accounting treatment for deferred taxes associated with certain acquisitions, foreign currency remeasurement of deferred tax balances in certain subsidiaries where the U.S. dollar is the functional currency,  and the reconciliation of income tax returns to deferred tax balances. In addition, restatement adjustments will be made for consolidation, acquisition and translation accounting errors related to certain subsidiaries, which recently were identified.  The Company has not completed its analysis and has not determined the final amount of the adjustments.

The Company will file an amended 2004 Form 10-K and an amended first quarter 2005 Form 10-Q reflecting the restated amounts as soon as practicable.  Because of the additional time required to quantify the adjustments for such restatement and since a final resolution of the restated amounts is necessary in order to prepare the financial statements for its current quarterly report, the Company could not file its Form 10-Q for the period ending June 30, 2005 on or before August 9, 2005.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Barry J. Sharp	(703)	682-6610
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on what we have identified to date, the adjustments will impact deferred tax balances, fixed assets, goodwill, minority interest payable and the other comprehensive income portion of stockholder's equity within the balance sheet and interest expense, income tax expense, depreciation expense, minority interest expense and foreign currency gains and losses within the income statement.  Previously reported goodwill impairment charges will also be adjusted.  There are currently no impacts on revenues or net cash from operating activities.  The Company has not completed its analysis and has not yet determined the final nature and amount of all adjustments.

The AES Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	August 11, 2005	By	/s/ Barry J. Sharp
Name: Barry J. Sharp Title: Executive Vice President and Chief Financial Officer